Brookfield

2022

Q3 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield Renewable Corporation

Management’s Discussion and Analysis for
the three and nine months ended September 30, 2022
The following Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2022 is provided as of November 4, 2022. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean BEPC and its controlled entities. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. ("BEP", or collectively with its subsidiaries, including our company, "Brookfield Renewable")(NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the "partnership" means Brookfield Renewable and its controlled subsidiaries, excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	3	Part 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	16
Part 2 – Financial Performance Review on Consolidated Information	4	Shares and units outstanding	17
		Contractual obligations	18
		Off-statement of financial position arrangements	18
Part 3 – Additional Consolidated Financial Information	6
Summary consolidated statements of financial position	6	Part 6 – Selected Quarterly Information	19
Related party transactions	6
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	24
Part 4 – Financial Performance Review on Proportionate Information	8
		Part 8 – Presentation to Stakeholders and Performance Measurement	26
Proportionate results for the three months ended September 30	8
Reconciliation of non-IFRS measures	11	Part 9 – Cautionary Statements	29

Part 5 – Liquidity and Capital Resources	14
Available liquidity	14
Dividend policy	14
Borrowings	15
Capital expenditure	16

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("BEPC exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the renewable assets that it owns, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Revenues	$896	$806	$2,822	$2,462
Direct operating costs	(293)	(254)	(880)	(841)
Management service costs	(37)	(45)	(132)	(147)
Interest expense	(264)	(231)	(747)	(671)
Depreciation	(288)	(269)	(870)	(834)
Remeasurement of BEPC exchangeable and BEPC class B shares	603	286	774	1,074
Income tax expense	(15)	(165)	(123)	(177)
Net income	$517	$153	$772	$750
	Average FX rates to USD
	€0.99	0.85	0.94	0.84
R$	5.25	5.23	5.13	5.33
COP	4,375	3,844	4,068	3,696
Variance Analysis For The Three Months Ended September 30, 2022
Revenues totaling $896 million represents an increase of $90 million over the same period in the prior year. Recently acquired and commissioned facilities contributed 448 GWh of generation and $37 million to revenue which was partly offset by recently completed asset sales that reduced generation by 102 GWh and revenue by $11 million. On a same store, constant currency basis, revenue increased by $102 million primarily as we benefited from higher realized prices across most markets on the back of inflation escalation and higher global power prices.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $38 million, which was partly offset by $21 million favorable foreign exchange impact on our operating and interest expenses for the quarter.
Direct operating costs totaling $293 million represents an increase of $39 million over the same period in the prior year as the benefit from cost saving initiatives across our business was more than offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $37 million represents a decrease of $8 million over the same period in the prior year.
Interest expense totaling $264 million represents an increase of $33 million over the same period in the prior year due to growth in our portfolio and accelerated financing activities in South America to fund the growth of our business.
Remeasurement of BEPC exchangeable shares resulted in a $603 million gain due to the movement in the LP unit price during the period.
Depreciation expense totaling $288 million represents an increase of $19 million over the same period in the prior year due to the growth of our business.
Net income totaling $517 million represents an increase of $364 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

Variance Analysis For The Nine Months Ended September 30, 2022
Revenues totaling $2,822 million represents an increase of $360 million over the same period in the prior year. Recently acquired and commissioned facilities contributed 1,302 GWh of generation and $99 million to revenue which was partly offset by recently completed asset sales that reduced generation by 585 GWh and revenue by $59 million. On a same store, constant currency basis, revenue increased by $397 million primarily due to higher realized revenue per MWh across most markets on the back of inflation indexation, recontracting initiatives and higher global power prices.
The strengthening of the U.S. dollar relative to the same period in the prior year across most of the currencies decreased revenue by $77 million, which was partly offset by $45 million favorable foreign exchange impact on our operating and interest expenses for the year.
Direct operating costs totaling $880 million represents an increase of $39 million over the same period in the prior year as the benefit from cost-saving initiatives across our business and recently completed asset sales was offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $132 million represents a decrease of $15 million over the same period in the prior year.
Interest expense totaling $747 million represents an increase of $76 million over the same period in the prior year due to the growth in our portfolio and accelerated financing activities in South America to fund the growth of our business.
Remeasurement of BEPC exchangeable shares resulted in a $774 million gain due to the movement in the LP unit price during the period.
Depreciation expense totaling $870 million represents an increase of $36 million over the same period in the prior year due to the growth of our business.
Net income totaling $772 million represents an increase of $22 million compared to the same period in the prior year due to the above noted items.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2022	December 31, 2021
Current assets	2,722	2,308
Equity-accounted investments	505	455
Property, plant and equipment, at fair value	36,158	37,915
Total assets	40,805	41,986
Non-recourse borrowings	13,588	13,512
Deferred income tax liabilities	4,774	5,020
BEPC exchangeable shares and class B shares	5,390	6,163
Total equity in net asset	13,728	14,225
Total liabilities and equity	40,805	41,986
	Spot FX rates to USD
	€1.02	0.88
R$	5.41	5.58
COP	4,532	3,981
Property, plant and equipment
Property, plant and equipment totaled $36.2 billion as at September 30, 2022 compared to $37.9 billion as at December 31, 2021. The $1.7 billion decrease was primarily attributable to sale of a 36 MW operating hydroelectric portfolio in Brazil which decreased property, plant and equipment by $0.1 billion, and the strengthening of the U.S. dollar across most of the currencies which decreased property, plant and equipment by $1.5 billion and depreciation expense associated with property, plant and equipment of $0.8 billion. The decreases were partially offset by our continued investment in development of power generating assets that increased property, plant and equipment by $0.7 billion.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Our company sells electricity to Brookfield through a single long-term PPA across our New York hydroelectric facilities.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at the London Interbank Offered Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at September 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three and nine months ended September 30, 2022 totaled nil and less than $1 million (2021: $1 million and $2 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of the company, may take part in financings of the company, alongside other market participants. Such financings are non-recourse to the company and are recorded within Non-recourse borrowings on the consolidated statements of financial position. As at September 30, 2022, $15 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: nil).
During the quarter, the partnership transferred its investment in certain subsidiaries, which included certain of its development assets in the United States to the company with a carrying value of approximately $23 million of total assets and liabilities. This transaction was accounted as an asset acquisition.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

During the year, a subsidiary of the company transferred its power agency agreements related to certain of the partnership’s Canadian assets to Evolugen Trading and Marketing LP (“ETMLP”), a subsidiary of the partnership.
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 27 - Related party transactions in the company’s December 31, 2021 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$7	$25	$66	$133

Other income
Interest income	$2	$—	$7	$—

Direct operating costs
Energy purchases(1)	$(8)	$(19)	$(20)	$(32)
Energy marketing fee & other services	(3)	(3)	(10)	(7)
Insurance services(2)	—	(5)	—	(14)
	$(11)	$(27)	$(30)	$(53)

Interest expense
Borrowings	$(3)	$(9)	$(13)	$(21)

Other related party services	$—	$(10)	$(2)	$(12)
Management service agreement	$(37)	$(45)	$(132)	$(147)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three and nine months ended September 30, 2021, the company recognized nil and $62 million gains, respectively associated with agency arrangement which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain of the company’s entities in North America. The premiums and claims paid are not included in the table above.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations(2)
	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric	3,025	3,087	$252	$235	$156	$157	$101	$118
Wind	408	469	36	34	29	48	21	40
Utility-scale Solar	274	242	53	48	53	43	40	29
Distributed energy & sustainable solutions(1)	263	238	43	35	23	22	17	16
Corporate	—	—	—	—	(3)	—	(40)	(51)
Total	3,970	4,036	$384	$352	$258	$270	$139	$152
(1)Actual generation includes 171 GWh (2021: 157 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$252	$235
Other income	6	28
Direct operating costs	(102)	(106)
Adjusted EBITDA(1)	156	157
Interest expense	(47)	(35)
Current income taxes	(8)	(4)
Funds From Operations	$101	$118

Generation (GWh) - actual	3,025	3,087
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Hydroelectric business was $101 million versus $118 million. Excluding the impact of the positive ruling regarding historical under allocation of generation at our facilities under the centralized pooling mechanism that benefited the prior year ($25 million), Funds From Operations was higher than prior year primarily due to higher average revenue per MWh in the United States due to inflation indexation on our contracted generation and strong market pricing environment as well as higher generation in Brazil and Colombia. Our recently acquired and commissioned facilities contributed $5 million and 78 GWh. The increases were partly offset by lower generation at our hydroelectric assets in the United States and the weakening of the Colombia peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$36	$34
Other income	4	20
Direct operating costs	(11)	(6)
Adjusted EBITDA(1)	29	48
Interest expense	(8)	(8)
Current income taxes	—	—
Funds From Operations	$21	$40

Generation (GWh) - actual	408	469
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Wind business was $21 million versus $40 million in the prior year. On a same store basis, net of asset sales ($24 million and 63 GWh), Funds From Operations was higher than prior year as we benefited from higher average revenue per MWh due to higher market prices in Spain and strong resources.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Utility-scale Solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$53	$48
Other income	15	4
Direct operating costs	(15)	(9)
Adjusted EBITDA(1)	53	43
Interest expense	(13)	(14)
Current income taxes	—	—
Funds From Operations	$40	$29

Generation (GWh) – actual	274	242
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale Solar business was $40 million versus $29 million in the prior year. Contributions from our newly commissioned facilities were $1 million and 39 GWh. On a same store basis, Funds From Operations was higher than prior year primarily due to higher market prices in Spain, partly offset by lower resources.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Distributed energy & sustainable solutions for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$43	$35
Other income	—	(1)
Direct operating costs	(20)	(12)
Adjusted EBITDA(1)	23	22
Interest expense	(6)	(2)
Current income taxes	—	(4)
Funds From Operations	$17	$16

Generation (GWh) – actual (2)	263	238
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 171 GWh (2021: 157 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our Distributed energy & sustainable solutions business was $17 million versus $16 million primarily consistent with the prior year.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$(11)	$(23)	$34	$10	$507	$517
Add back or deduct the following:
Depreciation	124	75	64	25	—	288
Deferred income tax expense (recovery)	(26)	11	(2)	1	—	(16)
Foreign exchange and financial instrument loss (gain)	112	(36)	(15)	4	3	68
Other(1)	6	39	44	—	—	89
Dividends on BEPC exchangeable shares(2)	—	—	—	—	55	55
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(603)	(603)
Management service costs	—	—	—	—	37	37
Interest expense(2)	126	33	38	12	—	209
Current income tax expense	29	1	1	—	—	31
Amount attributable to equity accounted investments and non-controlling interests(3)	(204)	(71)	(111)	(29)	(2)	$(417)
Adjusted EBITDA	$156	$29	$53	$23	$(3)	$258
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $264 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2021:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$(60)	$(18)	$30	$22	$179	$153
Add back or deduct the following:
Depreciation	106	82	62	19	—	269
Deferred income tax expense (recovery)	156	(3)	(4)	(3)	(1)	145
Foreign exchange and financial instrument loss (gain)	(19)	(8)	(14)	1	1	(39)
Other(1)	40	21	19	(1)	2	81
Dividends on BEPC exchangeable shares(2)	—	—	—	—	52	52
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(286)	(286)
Management service costs	—	—	—	—	45	45
Interest expense(2)	81	34	45	12	7	179
Current income tax expense	18	1	—	—	1	20
Amount attributable to equity accounted investments and non-controlling interests(3)	(165)	(61)	(95)	(28)	—	$(349)
Adjusted EBITDA	$157	$48	$43	$22	$—	$270
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $231 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Net income	$517	$153
Add back or deduct the following:
Depreciation	288	269
Foreign exchange and financial instruments loss (gain)	68	(39)
Deferred income tax expense (recovery)	(16)	145
Other(1)	89	330
Dividends on BEPC exchangeable shares	55	52
Remeasurement of BEPC exchangeable and BEPC class B shares	(603)	(286)
Amount attributable to equity accounted investments and non-controlling interest(2)	(259)	(472)
Funds From Operations	$139	$152
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	September 30, 2022	December 31, 2021
Our company's share of cash and cash equivalents	$200	$136
Authorized credit facilities(1)	2,375	2,375
	2,575	2,511
Available portion of subsidiary credit facilities	122	189
Brookfield Renewable group liquidity on a proportionate basis	821	1,369
Available liquidity	$3,518	$4,069
(1)Includes the $1,975 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Asset Management.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ending December 31, 2021. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5% increase in its annual distribution to $1.28 per LP unit, or $0.32 per LP unit quarterly, starting with the distribution paid in March 2022, an increase from $1.22 per LP unit in 2021. This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2022			December 31, 2021
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Proportionate non-recourse borrowings(1)
Hydroelectric	6.7	7	$2,743	4.9	8	$2,720
Wind	4.4	9	706	3.9	9	765
Utility-scale Solar	4.7	13	1,241	3.3	13	1,377
Distributed energy & sustainable solutions	4.5	8	477	3.6	10	461
	5.7	9	5,167	4.2	10	5,323
Proportionate unamortized financing fees, net of unamortized premiums			(39)			(21)
			5,128			5,302
Equity-accounted borrowings			(159)			(161)
Non-controlling interests			8,619			8,371
As per IFRS Statements			$13,588			$13,512
(1)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2022:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Credit facilities	$—	$—	$4	$—	$32	$—	$36
Hydroelectric	31	15	73	247	259	1,147	1,772
Wind	—	—	21	—	—	251	272
Utility-scale solar	—	10	29	—	—	266	305
Distributed energy & sustainable solutions	—	—	36	152	—	96	284
	31	25	163	399	291	1,760	2,669
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	20	74	78	95	87	614	968
Wind	13	59	50	44	40	217	423
Utility-scale solar	36	69	66	64	64	621	920
Distributed energy & sustainable solutions	8	28	21	14	10	106	187
	77	230	215	217	201	1,558	2,498
Total	$108	$255	$378	$616	$492	$3,318	$5,167
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$327	$248	$1,116	$661
Changes in due to or from related parties	20	(17)	35	44
Net change in working capital balances	(57)	(146)	(286)	(540)
	290	85	865	165
Financing activities	(16)	(287)	38	185
Investing activities	(258)	212	(709)	(277)
Foreign exchange loss on cash	(21)	(9)	(38)	(15)
Increase in cash and cash equivalents	$(5)	$1	$156	$58
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and nine months ended September 30, 2022 totaled $327 million and $1,116 million, respectively compared to $248 million and $661 million, respectively reflecting strong operating performance of our business during the period.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Trade receivables and other current assets	$(109)	$(180)	$(382)	$(341)
Accounts payable and accrued liabilities	41	(29)	72	(262)
Other assets and liabilities	11	63	24	63
	$(57)	$(146)	$(286)	$(540)
Financing Activities
Cash flows used and provided by financing activities totaled $16 million and $38 million for the three and nine months ended September 30, 2022, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $877 million of net proceeds from non-recourse upfinancings for the nine months ended September 30, 2022.
Distributions paid during the three and nine months ended September 30, 2022 to the partnership and to participating non-controlling interest in operating subsidiaries were $251 million and $1,058 million, respectively (2021: $201 million and $491 million, respectively). Our non-controlling interest contributed capital, net of capital returns, of $34 million and $230 million in the three and nine months ended September 30, 2022, respectively (2021: $(177) million and $(139) million, respectively).
Cash flows used and provided by financing activities totaled $287 million and $185 million for the three and nine months ended September 30, 2021, respectively. Our disciplined and investment grade approach to financing our increased investment activity allowed us to generate $830 million of proceeds from non-recourse upfinancing for the nine months ended September 30, 2021.
Investing Activities
Cash flows used in investing activities totaled $258 million and $709 million for the three and nine months ended September 30, 2022, respectively. Our continued investment in our property, plant and equipment, including the construction of a 1,200 MW utility-scale solar facility in Brazil, was $210 million and $624 million for the three and nine months ended September 30, 2022, respectively.
Cash flows provided by and used in investing activities totaled $212 million and $277 million for the three and nine months ended September 30, 2021, respectively. During the quarter, we recycled capital from the sale of a wind portfolio in the United States for $376 million, investing into the construction of 1,800 MW of shovel-ready utility-scale solar development projects in Brazil, of which 357 MW reached commercial operations during the quarter. We continued investing in our property, plant and equipment, including the purchase of two 20 MW hydroelectric assets in Colombia, the continuing initiative to repower existing wind power projects, and sustaining capital expenditures was $158 million and $575 million for the three and nine months ended September 30, 2021, respectively.
SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares held by the public shareholders and BEPC class B and BEPC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	September 30, 2022
BEPC exchangeable shares	172,218,488
BEPC class B shares	165
BEPC class C shares	189,600,000
In the three and nine months ended September 30, 2022, our company declared dividends of $55 million and $165 million, respectively (2021: $52 million and $156 million, respectively) on its outstanding BEPC exchangeable shares. Dividends

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

on our BEPC exchangeable shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the three and nine months ended September 30, 2022.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2021, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2022.
As at the date of this report, Brookfield and its affiliates, including the partnership, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including the partnership, hold an approximate 18.5% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2022, letters of credit issued amounted to $803 million (2021: $698 million).
Two direct and indirect wholly-owned subsidiaries of our company fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION RELATED TO THE PARTNERSHIP
As the market price of BEPC exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following historical operational and financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

	2022			2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$1,105	$1,274	$1,136	$1,091	$966	$1,019	$1,020	$952
Net income (loss) to Unitholders	(136)	1	(78)	(57)	(115)	(63)	(133)	(120)
Basic and diluted loss per LP unit	(0.25)	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)
Funds From Operations	243	294	243	214	210	268	242	201
Funds From Operations per Unit	0.38	0.46	0.38	0.33	0.33	0.42	0.38	0.31
Distribution per LP Unit	0.32	0.32	0.32	0.30	0.30	0.30	0.30	0.29
SUMMARY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2022			2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$896	$997	$929	$905	$806	$817	$839	$746
Net income (loss)	520	1,137	(882)	180	153	659	(62)	(1,632)
Net income (loss) attributable to the partnership	483	1,046	(976)	130	214	611	(9)	(1,516)

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric	10,910	10,485	$825	$713	$537	$473	$379	$357
Wind	1,412	1,652	131	147	102	132	79	102
Utility-scale Solar	659	597	143	134	140	108	102	67
Distributed energy & sustainable solutions(1)	614	593	110	100	64	64	49	48
Corporate	—	—	—	—	(5)	—	(136)	(157)
Total	13,595	13,327	$1,209	$1,094	$838	$777	$473	$417
(1) Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis
(2)Actual generation includes 379 GWh (2021: 343 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$213	$(24)	$74	$39	$470	$772
Add back or deduct the following:
Depreciation	377	229	189	75	—	870
Deferred income tax expense (recovery)	(17)	42	(3)	3	—	25
Foreign exchange and financial instrument loss (gain)	188	(57)	(33)	(1)	1	98
Other(1)	2	76	93	5	(2)	174
Dividends on BEPC exchangeable shares(2)	—	—	—	—	165	165
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(774)	(774)
Management service costs	—	—	—	—	132	132
Interest expense(2)	336	93	115	33	5	582
Current income tax expense (recovery)	92	5	1	—	—	98
Amount attributable to equity accounted investments and non-controlling interests(3)	(654)	(262)	(296)	(90)	(2)	$(1,304)
Adjusted EBITDA	$537	$102	$140	$64	$(5)	$838
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $747 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2021:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$156	$(108)	$13	$47	$642	$750
Add back or deduct the following:
Depreciation	325	265	186	58	—	834
Deferred income tax expense (recovery)	156	(12)	(6)	(7)	(5)	126
Foreign exchange and financial instrument loss (gain)	(28)	14	(37)	(1)	(3)	(55)
Other(1)	90	68	45	5	122	330
Dividends on BEPC exchangeable shares(2)	—	—	—	—	156	156
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(1,074)	(1,074)
Management service costs	—	—	—	—	147	147
Interest expense(2)	236	105	125	35	14	515
Current income tax expense (recovery)	45	4	1	—	1	51
Amount attributable to equity accounted investments and non-controlling interests(3)	(507)	(204)	(219)	(73)	—	$(1,003)
Adjusted EBITDA	$473	$132	$108	$64	$—	$777
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $671 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Net income	$772	$750
Add back or deduct the following:
Depreciation	870	834
Foreign exchange and financial instruments loss (gain)	98	(55)
Deferred income tax expense (recovery)	25	126
Other(1)	174	330
Dividends on BEPC exchangeable shares	165	156
Remeasurement of BEPC exchangeable and BEPC class B shares	(774)	(1,074)
Amount attributable to equity accounted investments and non-controlling interest(2)	(857)	(650)
Funds From Operations	$473	417
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2021. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on the company’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. The company is currently assessing the impact of this IFRS IC agenda decision.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

There are currently no other future changes to IFRS with potential impact on the company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of our Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1((r))(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (pumped storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of the company. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess the performance of our company before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of our company before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of our company, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect our company to incur over the long-term investment horizon of our company.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of the group. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of our group’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of the group’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC’s exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our group’s facilities; volatility in supply and demand in the energy markets; our group’s inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our group’s portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our group’s real property rights for wind and utility-scale solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to our group; increases in the cost of operating our group’s facilities; our group’s failure to comply with conditions in, or our group’s inability to maintain, governmental permits; equipment failures, including relating to wind turbines and utility-scale solar panels; the unavailability of necessary equipment, including spare parts and components required for project development and significant cost increases relating thereto; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our group’s inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the hydrological balancing pool administered by the government of Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our group’s contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets; our group’s operations being affected by local communities; our group’s reliance on computerized business systems, which could expose our group to cyber-attacks; newly developed technologies in which our group invests not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our group’s inability to finance its operations due to the status of the capital markets; operating and financial restrictions imposed on our groups by its loan, debt and security agreements; changes to our group’s credit ratings; our group’s inability to identify sufficient investment opportunities and complete transactions; changes to our group’s current business, including through future energy transition investments; our group’s inability to complete all or some of its capital recycling initiatives; the growth of our group’s portfolio and our group’s inability to realize the expected benefits

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

of its transactions or acquisitions; our group’s inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements our group enters into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; our group does not have control over all of its operations or investments; political instability or changes in government policy; some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks, including the incurrence of legal or other expenses; a decline in the value of our group’s investments in securities, including publicly traded securities of other companies; our group is not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our group’s organizational structure; future sales and issuances of BEP units, preferred units or securities exchangeable for BEP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the BEP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our group’s organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our group’s internal controls over financial reporting; our group’s dependence on Brookfield Asset Management and the partnership and Brookfield Asset Management’s significant influence over our group; the departure of some or all of Brookfield Asset Management’s key professionals; our group’s lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in our group; Brookfield Asset Management acting in a way that is not in our group’s best interests or our shareholders; broader impact of climate change; failure of our group’s systems technology; any changes in the market price of the BEP units and BEPC exchangeable shares; the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this report also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income (loss) in Note 4 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

Brookfield Renewable Corporation

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NYSE: BEPC
TSX: BEPC.UN

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022

Brookfield Renewable Corporation	Management's Discussion and Analysis	September 30, 2022